UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

June 17, 2022

(Date of Report (Date of earliest event reported))

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	30-0889118
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Asset Acquisition

Hagerstown Crossroads Controlled Subsidiary – Hagerstown, MD

On June 17, 2022, we directly acquired ownership of a “majority-owned subsidiary” FRIND-Hopewell, LLC (the “Hagerstown Crossroads Controlled Subsidiary”) for an initial purchase price of approximately $53,323,000 which is the initial stated value of our equity interest in the Hagerstown Crossroads Controlled Subsidiary (the “Hagerstown East Coast Opportunistic REIT Investment”). The Hagerstown Crossroads Controlled Subsidiary used the proceeds of the Hagerstown East Coast Opportunistic REIT Investment to acquire a fully vacant industrial building containing approximately 825,620 square feet of net rentable area on an approximately 54-acre site located at 10900 Hopewell Road, Williamsport, MD (the “Hagerstown Crossroads Property”). The initial Hagerstown Crossroads East Coast Opportunistic REIT Investment was funded with proceeds from our offering, and proceeds from the sale of the Lake Ellenor Property 1031 transaction further described in a previously filed 1-U that can be found here. The acquisition of the Hagerstown Crossroads Controlled Subsidiary and the closing of the Hagerstown Crossroads Property occurred concurrently.

The Hagerstown Crossroads Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Hagerstown Crossroads East Coast Opportunistic REIT Investment, we have full authority for the management of the Hagerstown Crossroads Controlled Subsidiary, including the Hagerstown Crossroads Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the total Hagerstown Crossroads Property purchase price, paid directly by the Hagerstown Crossroads Controlled Subsidiary.

The purchase price for the Hagerstown Crossroads Property totaled approximately $104,854,000, or $127 per rentable square foot. We anticipate additional soft costs, financing costs, and other fees of approximately $4,916,000, bringing the total projected project cost for the Hagerstown Crossroads Property to approximately $109,770,000. In addition, we have budgeted approximately $9,050,000 for leasing commissions and tenant improvements to lease the warehouse to one or two tenants. Leasing commission and tenant improvement advances will be made by the lender under certain conditions.

PIMCO provided a two-property bridge loan collateralized by the Hagerstown Crossroads Property and the E66 Property (defined below). The loan has a maximum principal balance of $95,000,000 and an initial balance of $79,700,000 (the “PIMCO Bridge Facility”). The PIMCO Bridge Facility has an initial 2-year term at a 4.73% interest rate. The Hagerstown Crossroads Controlled Subsidiary was allocated approximately $56,447,000 of the initial $79,700,000 PIMCO Bridge Facility loan balance, which was used for the acquisition of the Hagerstown Crossroads Property.

The PIMCO Bridge Facility contains events of default, relating to customary matters including, among other things and subject to certain notice requirements and grace periods, payment defaults, covenant defaults, bankruptcy events, judgment defaults and change of control events.

This acquisition completes the 1031 transaction further described in a previously filed 1-U that can be found here.

The Hagerstown Crossroads Property was delivered in 2022. The property is 100% vacant and received a Temporary Certificate of Occupancy from Washington County in June 2022. Professional leasing brokers were retained to lease the vacant space to prospective tenants. The project is estimated to be stabilized prior to year-end. Professional third-party property management was retained to manage the Hagerstown Crossroads Property.

The Hagerstown Crossroads Property is located on approximately 54 acres of improved land at 10900 Hopewell Road, Williamsport, MD in Washington County. The property is located less than five minutes miles from the I-81 and I-70 interchanges. More than 50% of the nation’s population can be accessed by overnight truck and there are four major East Coast Ports within a four-hour drive.

The following table contains underwriting assumptions for the Hagerstown Crossroads Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Average Annual Rent Growth	Projected Exit Cap Rate	Projected Hold Period
Hagerstown Crossroads	6.00%	4.50%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise East Coast Opportunistic REIT, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Asset Update

E66 Controlled Subsidiary – Springfield, VA

On January 15, 2020, we directly acquired ownership of a “majority-owned subsidiary”, E66 Controlled Subsidiary (the “E66 Controlled Subsidiary”), for an initial purchase price of approximately $15,738,000, which is the initial stated value of our equity interest in the E66 Controlled Subsidiary (the “E66 Investment”). The E66 Controlled Subsidiary used the proceeds to close on the acquisition of two adjacent, multi-tenant industrial flex buildings containing approximately 168,000 square feet of net rentable area (the “E66 Property”). The closing of both the E66 Investment and the E66 Property occurred concurrently. Details of this acquisition can be found here.

On June 17, 2022, we refinanced the E66 Property via the PIMCO Bridge Facility (described above). The E66 Controlled Subsidiary received approximately $23,253,000 in cash out loan proceeds. After loan costs, net proceeds were approximately $22,121,000.

The PIMCO Bridge Facility contains events of default, relating to customary matters including, among other things and subject to certain notice requirements and grace periods, payment defaults, covenant defaults, bankruptcy events, judgment defaults and change of control events.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: June 24, 2022